WILLBROS GROUP, INC.

4400 Post Oak Parkway

Suite 1000

Houston, Texas 77027

June 12, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Willbros Group, Inc.
Registration Statement on Form S-3
File No. 333-218413

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Willbros Group, Inc. hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated so that the same will become effective at 2:00 p.m., Washington, D.C. time, on Thursday, June 15, 2017, or as soon thereafter as practicable.

Sincerely,

Willbros Group, Inc.

By:	/s/ Linnie A. Freeman
Senior Vice President, General Counsel and Secretary